Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2004

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2003-2004 fiscal year on May 31, 2004. Sales for the fiscal year were $13,021,402, down from the $13,872,315 reported last year. A very good fourth quarter performance was unable to offset losses in the first half of the 2004 fiscal year. The net result was a loss of $58,621 for the year.

The Company was affected in 2004 by a very slow pace of economic recovery in the construction markets. Sales of seismic dampers were down significantly from previous years, largely due to lack of new construction activity in California. In comparison, aerospace and military sales are holding steady and the Company has recently received prototype orders for products used on several new U.S. Government development programs.

Taylor Devices' firm order backlog at year end was $6.5 million, with our strongest market sectors being aerospace/defense and the export of our seismic dampers.

FOURTH QUARTER	FY 03-04	FY 02-03
SALES	$3,305,786	$2,760,616
NET EARNINGS	$204,092	($371,962)
EARNINGS PER SHARE	7¢	(13¢)

FISCAL YEAR	FY 03-04	FY 02-03
SALES	$13,021,402	$13,872,315
NET EARNINGS	($58,621)	$350,943
EARNINGS PER SHARE	(2¢)	12¢

SHARES OUTSTANDING	2,994,561	2,909,514

ITEM: NEW ORDERS, SEISMIC

  Pomeroy-Mason Bridge - Pomeroy, Ohio

This new cable-stayed suspension bridge spans the Ohio River between Pomeroy, Ohio and Mason, West Virginia. This area frequently encounters wind storms, and dampers are an excellent solution to limit suspension cable motions. A total of 96 Taylor Dampers will be installed, one on each of the large suspension cables that are subject to motion.

  TSMC #5 - Taiwan

This facility is an existing computer chip manufacturing plant in Taiwan. The building will be retrofitted with 44 Taylor Dampers rated for up to 165 tons force each. The Dampers are a special design with the ability to absorb earthquake energy, plus they will reduce tiny motions within the building structure caused by highway traffic on nearby streets.

  Nordstrom Department Store, South Coast Plaza - Costa Mesa, California

This is an existing 330,000 foot square department store of the world famous Nordstrom chain. The building is located in Costa Mesa, California and is being given a seismic upgrade. A total of 40 Taylor Seismic Dampers will be used, each rated at force levels up to 100 tons.

  Allahabad Bypass Bridge - India

This is the Company's first project in India, and involves a new bridge being constructed across the historic and picturesque River Ganges near the city of Allahabad. The bridge will be approximately 3,400 feet in length and will be used for vehicle traffic. Taylor Devices will be supplying 16 large dampers, each rated at up to 560 tons of force, to provide seismic and windstorm protection. This project is supported largely by a series of loans to our customer from the World Bank.

  Rolling Hills Middle School - Los Gatos, California

This Northern California school is building a new gymnasium to comply with California's latest seismic code. The steel frame structure will be using 8 Taylor Seismic Dampers, each rated at 12 tons of force as a primary means of seismic protection.

  Vacaville Police Stations - Vacaville, California

This new two-story, 40,000 square foot police headquarters will be the first building in the U.S. to apply damper design procedures from the 2000 recommendations of NEHRP (the U.S. National Earthquake Hazards Reduction Program). Vacaville, California is an area of high seismic activity classified per the Uniform Building Code as a Zone 4 earthquake risk, the same as San Francisco and Los Angeles. The 2000 NEHRP procedures were used to combine dampers and steel frames to provide a structure with maximum earthquake resistance and minimum total cost. The use of 20 Taylor Dampers rated at up to 100 tons of force in a structure of relatively small size is nearly twice the relative number of dampers normally used in previous design approaches. However, the use of this many dampers greatly reduced the amount of steel needed for the project, yielding the lowest total project cost. The goal of the project engineers, Marr Shaffer & Miyamoto, Inc. of West Sacramento, California was to provide a low-cost structure with immediate occupancy possible after a 475 year return period earthquake.

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

  Electronics Systems Shock Absorbers for Army Helicopters

The on-going conflicts in the Middle East and Afghanistan have shown the need for extremely high resolution sensors for detection and acquisition of potential targets. Helicopters have historically played an important role in these types of army operations, dating back to their first extensive use during the Vietnam conflict. Indeed, products produced by Taylor Devices for use on the Bell/Textron "Huey" Helicopter by the U.S. Army during the early 1970's are still in use today.

The Company has recently received a series of orders for elevation and azimuth axis shock absorbers for use on a new electronics sensor being developed for the U.S. Army. Low-rate manufacturing began recently with a ramp-up of production expected in mid-2004. This new sensor will be both forward and back-fit, i.e., used on both new helicopters and retrofit to existing aircraft.

  European Gun Project

Over the past twenty years, Taylor Devices has produced tens of thousands of recoil system shock absorbers for military machine guns. The most popular of these are used on the venerable U.S. M-2 and M-3 Browning .50 caliber Machine Guns, a design dating back to the 1920's that has been the world's standard for heavy machine guns since well before World War II.

Recently we received contracts from a European Government allied with the U.S. to develop a new type of shock absorber for an undisclosed type of machine gun being developed for European use. Details on the new program are very sketchy, but applications are known to include both aircraft and naval platforms.

  Military Seating Systems

The Company has been working diligently in the marketing of the military seat isolators now in production for the U.S. Navy SEALS. Several other branches of the U.S. Government have been supplied with prototype isolators for use on their naval platforms. Taylor Devices has recently entered into a contractual arrangement to develop a variant of the seating system for use on certain U.S. Army vehicles. A recent issue of the military oriented publication "National Defense" highlighted the use of Taylor Devices' products on seats for Special Operations Forces. The article listed the Company prominently as the developer of the technology.

ITEM: TAYLOR DEVICES TO PURSUE ISO QUALITY CERTIFICATION

The Company's internal quality control and inspection systems have traditionally met U.S. Defense Department standards, also known as MIL Standards. During the 1970's when work began on the Space Shuttle, we added NASA standards to our compliance list, along with the MIL Standards.

In 1994, the International Standards Organization (ISO) centered in Europe issued an International Quality Standard known as ISO 9000:1994. This standard allowed for different levels of quality assurance compliance and as such was dismissed by the U.S. Government and its prime contractors as inferior. The common retort was that "ISO Standards are the same as MIL Standards, except that ISO does not bother to inspect the parts." Over the years, extensive discussions took place between the world's economic powers concerning the scope and adequacy of the ISO quality standards. In 2000, ISO issued a completely revised standard, known as ISO 9001:2000, and revoked all previous ISO certifications to the old 1994 standards. The ISO 9001:2000 standard was accepted by the U.S., and subsequently the old MIL Standard quality assurance and inspection requirements are being phased out.

At Taylor Devices, the amount of export business has been increasing over the years, and within the past two years we have run into numerous contracts where ISO standards were required and our military certifications were accepted only after extensive negotiations.

Early in 2004, the Company elected to begin the process of obtaining ISO 9001:2000 certification. Because of the cost of this effort, we retained the services of The Center for Industrial Effectiveness (TCIE) at SUNY-Buffalo as a facilitator. TCIE's funding requirements for this project were partially provided by a U.S. Government grant. At the close of our 2004 fiscal year, an independent ISO quality audit firm is scheduled to evaluate Taylor Devices' personnel, facilities, and the Company's certification application. In addition to the desired ISO 9001:2000 certification, the Company will maintain its present NASA certification for spacecraft components.

ITEM: NEXT MAILING

Our next Shareholder mailing will be our Annual Report, and notice of the Annual Meeting of the Shareholders. You should be receiving your mailing in October.

By:	/s/ Douglas P. Taylor Douglas P. Taylor President